Exhibit 99.1

Aphria Inc.

November 18, 2020

TO:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

Report of Voting Results:

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of Aphria Inc. (the “Company”) held on November 17, 2020 in Toronto, Ontario (the “Meeting”). Each of the matters is described in greater detail in the Company’s management information circular dated September 23, 2020 (the “Circular”).

1. Election of Directors. According to proxies received and a vote by show of hands, the nominees set forth in the Circular were elected as directors of the Company to hold office until the close of the next annual meeting of the Company’s shareholders or until their successors are duly elected or appointed.

Election of Directors	For	Withheld	Percentage For	Percentage Withheld
Irwin D. Simon	27,721,382	2,941,382	90.41%	9.59%
John M. Herhalt	28,973,095	1,689,699	94.49%	5.51%
Jodi Butts	28,227,971	2,434,793	92.06%	7.94%
David Hopkinson	22,150,254	8,512,510	72.24%	27.76%
Tom Looney	22,240,359	8,422,405	72.53%	27.47%
Renah Persofsky	28,124,761	2,538,003	91.72%	8.28%
Walter Robb	21,083,479	9,579,286	68.76%	31.24%

2. Appointment of Auditors. According to proxies received and vote by show of hands, PricewaterhouseCoopers LLP were appointed as the Company’s auditors for the ensuing fiscal year and the directors were authorized to fix the remuneration to be paid to the auditors.

Appointment of Auditors	For	Withheld	Percentage For	Percentage Withheld
PricewaterhouseCoopers LLP	101,657,609	3,750,670	96.44%	3.56%

There was no other business brought before the shareholders for a vote.

Kind Regards,

(signed) “Irwin Simon”

Irwin Simon

Chief Executive Officer and Chair of the Board of Directors